VIA EDGAR AND OVERNIGHT COURIER

April 5, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Jeffrey Riedler

Re:	Tengion, Inc.
Form S-1 Registration Statement
File No. 333-164011

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Tengion, Inc. in requesting that the effective date of the above-referenced registration statement be accelerated to Tuesday, April 6, 2010, at 4:30 p.m., Eastern time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from March 22, 2010 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated March 17, 2010:

0 to prospective underwriters;

850 to 850 institutional investors;

0 to prospective dealers; and

0 to others.

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, PIPER JAFFRAY & CO. LEERINK SWANN LLC By: PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Authorized Officer
By: LEERINK SWANN LLC

By:	/s/ Joseph R. Gentile
Authorized Officer

as representatives of the several underwriters

cc:	Joseph W. La Barge, Esq. (Tengion, Inc.)
Kevin T. Collins, Esq. (Goodwin Procter LLP)
Martin C. Glass, Esq. (Goodwin Procter LLP)
Jason M. Casella, Esq. (Goodwin Procter LLP)
David W. Pollak, Esq. (Morgan, Lewis & Bockius LLP)
David C. Schwartz, Esq. (Morgan, Lewis & Bockius LLP)

Signature Page to Acceleration Request Letter